Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 18, 2002

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

         This Report on Form 6-K contains a press release issued by Vodafone Group Plc on December 18, 2002, entitled “Vodafone selects its next Chief Executive”.

18 December 2002

VODAFONE SELECTS ITS NEXT CHIEF EXECUTIVE

Lord MacLaurin, Chairman of Vodafone Group Plc (“Vodafone”), announces today that Arun Sarin has been selected to succeed Sir Christopher Gent immediately following the Annual General Meeting on 30 July 2003.  No changes are expected in the other executive Director responsibilities.

Arun Sarin (48) is presently Chief Executive of Accel-KKR Telecom based in San Francisco.  He is also currently a non executive Director of Vodafone, Charles Schwab Corp, Cisco Systems and Gap Inc, although he will step down from most of these Boards in due course, to devote his time to Vodafone.  He was formerly President and Chief Operating Officer of AirTouch Communications until 1999 and he then became Chief Executive of the Americas and Asia Region of Vodafone until 2000, when Vodafone’s US based mobile businesses were merged with others to form Verizon Wireless.

Arun Sarin, who will relocate to the UK, will join the Executive Committee of Vodafone on 1 April 2003 as Chief Executive Designate.  Arun Sarin has been appointed with remuneration in accordance with the Company’s Remuneration Policy which was approved by Shareholders at the Annual General Meeting in July 2002.  The package has a base salary of £1.1 million and incentives which have the same structure and quantum as those currently applying to Sir Christopher Gent, details of which are published in the 2002 Annual Report.  In addition, the company will reimburse Arun Sarin’s relocation expenses.

Earlier this year Sir Christopher Gent expressed his wish to retire in the latter half of 2003.  Sir Christopher was Managing Director of the UK operating company from its launch in 1985 and became Chief Executive of the Group on 1 January 1997.  At that time Vodafone’s market capitalisation was £7.5 billion (equivalent share price: 49.3p) and he has led the growth and development of the Company which is today valued at over £75 billion.

Lord MacLaurin said:

“This appointment is part of a carefully orchestrated succession plan which I have put in place at Vodafone.  Chris has contributed a huge amount of time and energy to the Company and it is a testament to his achievements that Vodafone is now positioned as the global leader in mobile telecommunications.  Chris will continue to lead Vodafone until July next year.  I am delighted that Arun Sarin has made the commitment to take the Group forward to the next phase of growth, and that we have identified an individual with the ability, stature and knowledge of Vodafone which make him the ideal person for this role.”

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

NOTES TO EDITORS:

BIOGRAPHY

Arun Sarin graduated from the Indian Institute of Technology with a BS in Engineering in 1975. In 1978 he gained a MS in Engineering and a MBA from the University of California, at Berkeley.

He started his career as a management consultant before moving, in 1984, to Pacific Telesis Group in San Francisco. Commencing in corporate development, he was instrumental in the company acquiring the first cellular licences in the US as well as winning the first cellular licence in Germany and a PCN licence in the UK.  He was subsequently appointed CFO and Chief Strategy Officer at Pacific Bell, before moving on to become Vice President and General Manager, San Francisco Bay Area Telephone Company, a Pacific Bell division with 12,000 employees.

Following the demerger from Pacific Telesis of the mobile and paging businesses to form AirTouch Communications, Arun was appointed Senior Vice President Corporate Strategy and Development where he was instrumental in developing and implementing a growth strategy encompassing partnerships and acquisitions, which included the merger with the US West wireless business.

On becoming President and CEO, AirTouch International, Arun was responsible for the acquisition of wireless licences in several overseas territories and establishing the management teams of these new ventures.

He then became President and CEO of AirTouch Communications where he was responsible for managing the cellular and paging operations in 14 countries and was a key negotiator in the successful acquisition of AirTouch by Vodafone Group Plc. Within the combined business he was CEO US/Asia Pacific region, managing the Group’s operations in the US, Asia and Australasia. In addition, he headed the Global Technology division, responsible for the introduction of wireless internet services.

In 2000, with the successful merger of Vodafone AirTouch’s US businesses with those of Bell Atlantic and GTE to form Verizon Wireless, Arun, whilst maintaining a non-executive directorship of Vodafone AirTouch Plc, became CEO of Infospace.

In 2001 he joined Accel-KKR Telecom, a telecom investment and management business, where he evaluated numerous opportunities in the telecommunications industry around the world and oversaw the acquisition of Bell Canada’s Yellow Pages business.

Arun is married with 2 children and is a US citizen.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 18, 2002	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary